UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	1-1550
CHIQUITA BRANDS INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)
550 South Caldwell Street Charlotte, North Carolina 28202 (980) 636-5000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)
4.25% Notes due 2016 7.875% Notes due 2021
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:
Common Stock, par value $0.01 per share: One (1)

Pursuant to the requirements of the Securities Exchange Act of 1934, Chiquita Brands International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CHIQUITA BRANDS INTERNATIONAL, INC.

Date: January 20, 2015	By:	/s/ Brian W. Kocher
Name: Brian W. Kocher
Title: President and Chief Executive Officer